UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2019

Commission File Number: 001-38607

ENDAVA PLC
(Name of Registrant)

125 Old Broad Street
London EC2N 1AR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F   ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K is filed with the Securities and Exchange Commission (the “SEC”) and is hereby expressly incorporated by reference into the registrant’s registration statement on Form S-8 filed with the Securities and Exchange Commission on December 7, 2018 (File no. 333-228717).

Overview
On October 12, 2019, Endava plc (the “Company”) along with Endava (UK) Limited, Endava Inc. (the “Original Borrowers”) and Endava LLC (together with the Original Borrowers, the “Original Guarantors”) entered into a new multicurrency revolving credit facility (the “Multicurrency Revolving Credit Facility”) with HSBC Bank plc as agent (the "Agent"), HSBC UK Bank plc, DNB (UK) Limited, Keybank National Association and Silicon Valley Bank as mandated lead arrangers, bookrunners and original lenders (the "Mandated Lead Arrangers" and the “Original Lenders”). The Multicurrency Revolving Credit Facility is an unsecured revolving credit facility in the amount of £200 million with an initial period of three years, and it replaces the existing £50 million secured facility with HSBC UK Bank Plc. The Multicurrency Revolving Credit Facility also provides for uncommitted accordion options for up to an aggregate of £75 million in additional borrowing. The Multicurrency Revolving Credit Facility is intended to support the Company’s and its subsidiaries' future capital investments and development activities and has an opening Margin of 0.80 per cent per annum over LIBOR (or in relation to loans in Euros, EURIBOR).
The following information describes the material terms of the Multicurrency Revolving Credit Facility. This description is a brief summary and is qualified in its entirety by reference to the Multicurrency Revolving Credit Facility, a copy of which is filed as Exhibit 99.2 to this Form 6-K and which is incorporated by reference. Unless otherwise indicated, capitalized terms used in this Form 6-K have the meaning set forth in the Multicurrency Revolving Credit Facility.
Interest, Fees and Maturity
Amounts drawn under the Multicurrency Revolving Credit Facility bear interest at a percentage rate per annum equal to the aggregate of the Margin plus the prevailing LIBOR (or in relation to loans in Euros, the prevailing EURIBOR) in respect of the relevant Interest Period. The Margin may vary in respect to each 12 month period ending on or about the last day of each financial year and each financial half year of the Company based on the Group’s Net Leverage Ratio (as detailed below):

Net Leverage Ratio	Margin in respect of Loans (% per annum)
Equal or greater than 2.00 : 1	1.50
Equal to or greater than 1.50 : 1 but less than 2.00 : 1	1.10
Equal to or greater than 1.00 : 1 but less than 1.50 : 1	0.95
Less than 1.00 : 1	0.80

In the event of an Event of Default, for so long as such Event of Default has occurred and in continuing, the Margin will be 1.50 percent per annum
The Borrower to which a Loan has been made shall pay accrued interest on that Loan on the last day of each Interest Period (and, if the Interest Period is longer than six months, on the dates falling at six monthly intervals after the first day of the Interest Period). The commitment fee on any unused amount of the Multicurrency Revolving Credit Facility will be in an amount equal to 35% of the applicable margin per annum.
The Multicurrency Revolving Credit Facility will mature on October 12, 2022. The Company can request, through the Agent, that the Lenders extend the maturity of the Multicurrency Revolving Credit Facility by up to two years (for the payment of an extension fee calculated in relation to the outstanding amount of the Multicurrency Revolving Credit Facility).
Amortization and Prepayments
Each amount borrowed under the Multicurrency Revolving Credit Facility is required to be repaid on the last day of its Interest Period. Amounts prepaid or repaid under the Multicurrency Revolving Credit Facility may be reborrowed from time to time until the Termination Date.
No Borrower shall repay or prepay all or any part of the Loans or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in the Multicurrency Revolving Credit Facility.

Guarantees and Collateral for Multicurrency Revolving Credit Facility
The Multicurrency Revolving Credit Facility is unsecured. The obligations under the Multicurrency Revolving Credit Facility are guaranteed by the Company and Endava (UK) Limited, each of which are organized under the laws of England and Wales, Endava Inc., which is organized under the laws of the state of Delaware, and Endava LLC, which is organized under the laws of the state of Washington. In addition, any existing or after acquired or organized subsidiaries (in any jurisdiction) of the Company that are considered material (tested half yearly or upon acquisition based on the turnover or earnings before interest, tax, depreciation and amortisation) will be required to guarantee the obligations under the Multicurrency Revolving Credit Facility upon being acquired or becoming material.
Covenants and Events of Default
The Multicurrency Revolving Credit Facility requires that the Original Guarantors comply with certain affirmative and negative covenants, including financial maintenance covenants, in each case customary for English law facility agreements of this type. These financial maintenance covenants are set forth below:

(a)	a Net Leverage Ratio (which tests the ratio of the Group's Total Net Debt to Adjusted EBITDA) which must not exceed the ratio of 2.5x; and

(b)	an Interest Cover Ratio (which tests the ratio of the Group's Adjusted EBITDA to the Group's Net Finance Charges) which must not be less than the ratio of 4.0x.
These financial maintenance covenants are tested at the last day of each Financial Year and Financial Half Year, in each case by reference to the financial performance of the Group over the preceding twelve months. Additionally, the Multicurrency Revolving Credit Facility limits the payment of dividends to entities outside of the Company or any of its wholly owned Subsidiaries and restricts repayments of loans or advances made to the Company or its wholly-owned Subsidiaries from outside entities subject to certain conditions being met. These conditions include there not being an Event of Default, the Net Leverage Ratio (as described above) not exceeding 2.0x when most recently tested on a proforma basis taking into account the amount of the declared. In addition, subject to certain exceptions, all transactions entered into by the Group must be on an arm’s length basis. These provisions in the Multicurrency Revolving Credit Facility will limit the amount of intra-group transactions between the Obligors and non-Obligor Group companies.
The Multicurrency Revolving Credit Facility also places certain restrictions on the Group’s ability to engage in certain corporate actions, including, among other things, taking further borrowings (with permitted exceptions), creating security (with permitted exceptions), disposing assets (with permitted exceptions), making loans and granting guarantees (with permitted exceptions) and corporate acquisitions above a certain threshold. The Multicurrency Revolving Credit Facility contains certain events of default customary for English law facility agreements of this type, such as payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, certain events of bankruptcy and insolvency, material judgments, invalidity of loan documents, certain liens and guarantees, change in control, cessation of business and material adverse effect on the Group.

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “expect,” “plan,” “potential” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding the availability of borrowing under the Multicurrency Revolving Credit Facility and the ability of such borrowings to support the Company's and its subsidiaries' future capital investment and development activities. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: the risks and uncertainties discussed in the “Risk Factors” section of Endava’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on September 25, 2019.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated October 14, 2019
99.2
Multicurrency Revolving Facility Agreement dated October 12, 2019, among Endava plc, the Original Borrowers, the Original Guarantors, the Mandated Lead Arrangers, the Original Lenders and HSBC Bank PLC, as agent

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: October 15, 2019	By:	/s/ John Cotterell
Name: John Cotterell
Title: Chief Executive Officer